Exhibit 99.1

KINDER MORGAN AND BROOKFIELD INFRASTRUCTURE ANNOUNCE MINORITY INTEREST SALE IN
NATURAL GAS PIPELINE COMPANY OF AMERICA LLC

HOUSTON, February 22, 2021 – Kinder Morgan, Inc. (NYSE: KMI) and Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN) (Brookfield Infrastructure) today jointly announced that they have agreed to sell a 25% minority interest in Natural Gas Pipeline Company of America LLC (NGPL) to a fund controlled by ArcLight Capital Partners, LLC (ArcLight) for $830 million. The proceeds will be shared equally between KMI and Brookfield Infrastructure. The value of the minority interest implies an enterprise value of approximately $5.2 billion for NGPL, which is approximately 11.2 times 2020 EBITDA. Upon closing, KMI and Brookfield Infrastructure will each hold a 37.5% interest in NGPL, and KMI will continue to operate the pipeline.

“Kinder Morgan and Brookfield Infrastructure are pleased to welcome ArcLight into the NGPL joint venture,” said Kinder Morgan Natural Gas Pipelines President Tom Martin. “We believe this investment shows the value of natural gas infrastructure both today and in the decades to come.”

For this transaction, NGPL is served by RBC Capital Markets as the exclusive financial adviser and King and Spalding as the legal advisor. Barclays served as the exclusive financial advisor to ArcLight and has provided a committed debt financing to ArcLight to support the transaction. Latham & Watkins LLP served as legal advisor to ArcLight. The transaction is expected to close in the first quarter of 2021.

NGPL is the largest transporter of natural gas into the high-demand Chicago-area market as well as one of the largest interstate pipeline systems in the country. It is also a major transporter of natural gas to large liquefied natural gas (LNG) export facilities and other markets located on the Texas and Louisiana Gulf Coast. NGPL has approximately 9,100 miles of pipeline, more than 1 million compression horsepower and 288 billion cubic feet (Bcf) of working natural gas storage. NGPL provides its customers access to all major natural gas supply basins directly and through its numerous interconnects with intrastate and interstate pipeline systems.

About Kinder Morgan, Inc.

Kinder Morgan, Inc. (NYSE: KMI) is one of the largest energy infrastructure companies in North America. Access to reliable, affordable energy is a critical component for improving lives around the world. We are committed to providing energy transportation and storage services in a safe, efficient, and environmentally responsible manner for the benefit of people, communities and businesses we serve. We own an interest in or operate approximately 83,000 miles of pipelines and 144 terminals. Our pipelines transport natural gas, refined petroleum products, crude oil, condensate, CO2 and other products, and our terminals store and handle various commodities including gasoline, diesel fuel chemicals, ethanol, metals and petroleum coke. For more information, please visit www.kindermorgan.com.

About Brookfield Infrastructure Partners L.P.

Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate stable and predictable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at www.brookfield.com/infrastructure.

Brookfield Infrastructure Partners is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with approximately US$600 billion of assets under management. For more information, go to www.brookfield.com.

About ArcLight Capital Partners, LLC

ArcLight Capital Partners, LLC (ArcLight) is one of the leading energy infrastructure firms. Founded in 2001, the firm helped pioneer an asset-based approach to investing in the energy sector. ArcLight has invested approximately $23 billion in 111 transactions since inception. Based in Boston, the firm's investment team employs a hands-on value creation strategy that utilizes its in-house technical, operational, and commercial specialists, as well as the firm's 1,500-person asset management affiliate. More information about ArcLight, and a complete list of ArcLight's portfolio companies, can be found at www.arclight.com.

Important Information Relating to Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities and Exchange Act of 1934. Generally the words “expects,” “believes,” anticipates,” “plans,” “will,” “shall,” “estimates,” and similar expressions identify forward-looking statements, which are not historical in nature. Forward-looking statements in this news release include express or implied statements concerning the transaction, including the expected closing, its timing and the anticipated benefits, and the long-term value of natural gas infrastructure. Forward-looking statements are subject to risks and uncertainties and are based on the beliefs and assumptions of management, based on information currently available to them. Although KMI believes that these forward-looking statements are based on reasonable assumptions, it can give no assurance as to when or if any such forward-looking statements will materialize or their ultimate impact on KMI’s operations or financial condition. Important factors that could cause actual results to differ materially from those expressed in or implied by these forward-looking statements include the ability of the parties to satisfy customary conditions to closing of the transaction; and the other risks and uncertainties described in KMI’s reports filed with the Securities and Exchange Commission (SEC), including its Annual Report on Form 10-K for the year-ended December 31, 2020 (under the headings “Risk Factors” and “Information Regarding Forward-Looking Statements” and elsewhere) and its subsequent reports, which are available through the SEC’s EDGAR system at www.sec.gov and on KMI’s website at ir.kindermorgan.com. Forward-looking statements speak only as of the date they were made, and except to the extent required by law, KMI undertakes no obligation to update any forward-looking statement because of new information, future events or other factors. Because of these risks and uncertainties, readers should not place undue reliance on these forward-looking statements.

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KINDER MORGAN CONTACTS

Katherine Hill	Investor Relations
Media Relations	(800) 348-7320
(713) 469-9176	km_ir@kindermorgan.com
newsroom@kindermorgan.com	www.kindermorgan.com

BROOKFIELD INFRASTRUCTURE CONTACTS

Media: Claire Holland Senior Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Kate White Manager, Investor Relations Tel: (416) 956-5183 Email: kate.white@brookfield.com